UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-39098

HAPPINESS DEVELOPMENT GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Happiness Development Group Limited (the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-253602) and on Form F-3 (Registration Number 333-250026), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

FORWARD LOOKING STATEMENT

This Report of Foreign Private Issuer on Form 6-K filed by Happiness Development Group Limited (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Recent Development

Private Placement

On December 27, 2022, the Company entered into certain securities purchase agreement (the “SPA”) with certain sophisticated purchasers (the “Purchasers”), pursuant to which the Company agreed to sell 3,000,000 Class A ordinary shares, (the “Shares”) par value $0.01 per share (the “Ordinary Shares”), at a per share purchase price of $2.00. The gross proceeds to the Company from this transaction were approximately $6.0 million. The Company plans to use 50% of the gross proceeds in a collaboration with DMG Tech Investment Ltd., and the rest for the general corporate purpose. As of the date of this report, there are 3,342,730 Class A ordinary shares and 612,255 Class B ordinary shares issued and outstanding. Upon closing of this offering, there will be 6,342,730 Class A ordinary shares and 612,255 Class B ordinary shares issued and outstanding.

Collaboration Agreement

On December 28, 2022, the Company entered into a collaboration agreement (the “Collaboration Agreement”) with DMG Tech Investment Ltd, a limited liability company established under the laws of Delaware (“DMG”). DMG holds license of certain intellectual property to the development and operation of the certain animation experience in China and Korea. Pursuant to the Collaboration Agreement, DMG agreed to negotiate with the licensor to obtain the license in the U.S., and use best efforts to ensure that such rights include use of the license in development of location based entertainment centers, pop up experiences, non-fungible tokens, and merchandising. DMG also agreed to transfer the new license to a joint venture, which will be jointly owned by the Company and DMG or their respective designees. In exchange, the Company agreed to pay DMG $3 million in cash to DMG.

Results of Operations

The following information was derived from our Unaudited Financial Results for the six months ended September 30, 2022 and 2021, attached hereto as Exhibit 99.1.

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2022	2021
Revenues	$52,990,008	$46,884,584
Cost of revenues	(50,460,142)	(41,210,047)
Gross profit	2,529,866	5,674,537

Operating expenses:
Selling and marketing	17,822,898	11,636,367
General and administrative	3,829,891	3,780,718
Research and development	402,544	789,482
Total operating expenses	22,055,333	16,206,567

Operating loss	(19,525,467)	(10,532,030)

Other income (expenses):
Interest income	16,832	62,737
Interest expense	(35,054)	(38,511)
Other (loss)/ income, net	(298,566)	114,059
Total other (loss)/ income, net	(316,788)	138,285

(Loss) /income before income taxes	(19,842,255)	(10,393,745)

Income tax provision	(2,896,428)	(149,429)

Net loss	$(22,738,683)	$(10,543,174)
Net loss attributable to non-controlling interests	3,369,230	488,314
Net loss attributable to Happiness Development Group Limited	(19,369,453)	(10,054,860)

Other comprehensive income (loss):
Foreign currency translation adjustments	(4,606,029)	1,607,416
Comprehensive loss	$(27,344,712)	$(8,935,758)
Less: comprehensive income /(loss) attributable to non-controlling interests:	(80,764)	2,523,603
Comprehensive loss attributable to Happiness Development Group Limited	(27,425,476)	(6,412,155)
Basic and diluted earnings (loss) per ordinary share
Basic and diluted	$(0.48)	$(0.37)
Weighted average number of ordinary shares outstanding
Basic and diluted	40,485,912	26,933,050

Revenues

We generated $52,990,008 in revenues for the six months ended September 30, 2022, representing an increase of $6,105,424 or 13.0%, as compared with $46,884,584 for the six months ended September 30, 2021. The increase was primarily due to the new goods or service provided during the six months ended September 30 2022, offsetting the decrease of revenue in the ecommerce sale and the advertising service.

Our sales from the healthcare products had increased from $11,669,522 for the six months ended September 30, 2021 to $28,103,868 for the six months ended September 30, 2022, due to the increased revenues generated from the new acquired companies. During the six months ended September 30, 2022, Fujian Shennong Jiagu Development Co., Ltd., a 70% subsidiary of the Company, and Fujian Shennong Jiagu Development Co., Ltd., a wholly owned subsidiary of the Company, together contributed 81.8% of the healthcare products revenue.

The automobile sales had increased by $10,448,555, from $5,589,207 for the six months ended September 30, 2021 to $16,037,762 for the six months ended September 30, 2022, as Taochejun began operation in June 2021, the revenue of Taochejun had only been generated for about three months as of September 30, 2021.

Our sales from the ecommerce sales had decreased from $29,625,855 for the six months ended September 30, 2021 to $8,848,378 for the six months ended September 30, 2022. The Company had disposed several low gross margin and loss-making e-commerce subsidiaries, which resulted in the decrease in sales.

Cost of Revenue

Cost of revenue increased by $9,250,095 or 22.4%, from $41,210,047 for the six months ended September 30, 2021 to $50,460,142 for the six months ended September 30, 2022. Gross margin were 4.8% and 12.1% for the six months ended September 30, 2022 and 2021, respectively.

Selling and Marketing Expenses

The selling expenses increased by $6,186,531, or 53.2%, from $11,636,367 for the six months ended September 30, 2021 to $17,822,898 for the six months ended September 30, 2022, the increase was primarily because that more cash were invested in exhibition and advertising to attract new potential customers through we-media, exhibitions, streaming advertising and etc.

General and Administrative Expenses

The general and administrative expenses increased from $3,780,718 for the six months ended September 30, 2021 to $3,829,891 for the six months ended September 30, 2022, representing a slight increase of $0.1 million, or 1.3%.

Research and Development Expenses

The research and development expenses increased from $789,482 for the six months ended September 30, 2021 to $402,544 for the six months ended September 30, 2022, representing a decrease of $0.39 million, or 49.0%. The decrease in the cost of research and development expense was due to the two-month closure of the Company’s manufacturing facilities.

(Loss) Income from Operations

We incurred loss from operations of $19,842,255 for the six months ended September 30, 2022, compared to income from operations of $10,393,745 for the six months ended September 30, 2021. Most of the loss was attributed to the performance of the healthcare products segment, which was result from the impacts of COVID-19 and the lockdown and mass testing policies in different provinces in China. We had gradually optimized and integrated each segments to avoid further losses.

Income Tax

We incurred income tax expense of $2,896,428 for the six months ended September 30, 2022, representing an increase of $2,746,999 or 1,838.3%, compared to $149,429 for the six months ended September 30, 2021. The change was primary attributable to provision of the deductible temporary difference.

Net Loss

As a result of the foregoing, net loss amounted to $22,738,683 for the six months ended September 30, 2022, compared to net income of $10,543,174 for the six months ended September 30, 2021.

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2022, AND MARCH 31, 2022

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2022	2022
ASSETS
Current assets
Cash and cash equivalents	$11,252,396	$19,733,631
Accounts receivable, net of allowance for doubtful accounts of $463,514 and $463,514, respectively	24,754,419	27,447,907
Notes receivable	-	89,332
Inventories	1,626,960	1,389,561
Prepaid expenses and other current assets	7,868,198	7,909,233
Total current assets	45,501,973	56,569,664

Property, plant and equipment, net	9,345,652	11,246,815
Intangible assets, net	8,294,643	10,101,405
Goodwill	8,865,954	10,084,201
Deferred tax assets	654,262	3,796,492
Prepaid assets	3,303,216	5,627,099
TOTAL ASSETS	$75,965,700	$97,425,676

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$18,423,109	$12,155,733
Other payables and accrued liabilities	1,733,273	3,469,768
Income tax payable	334,530	37,225
Short-term bank borrowings	2,147,948	2,268,360
Total current liabilities	22,638,860	17,931,086
Deferred tax liability	1,774,698	2,079,986
TOTAL LIABILITIES	24,413,558	20,011,072

COMMITMENTS AND CONTINGENCIES		-

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.01 par value, 350,000,000 shares authorized, 67,004,583 and 30,481,580 shares issued and outstanding, respectively	33,502	33,502
Class B Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 12,095,100 and 0 shares issued and outstanding, respectively	6,048	6,048
Preferred shares, $0.01 par value, 50,000,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	53,871,226	53,871,226
Statutory surplus reserve	7,622,765	7,622,765
Retained earnings	(7,084,172)	12,285,281
Accumulated other comprehensive income (loss)	(380,257)	4,306,536
Total Happiness Development Group Limited’s shareholders’ equity	54,069,112	78,125,358

Non-controlling interests	(2,516,970)	(710,754)

Total shareholders’ equity	51,552,142	77,414,604

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$75,965,700	$97,425,676

Liquidity and Capital Resources

As of September 30, 2022 and March 31, 2022, we had cash and cash equivalents of $11,252,396 and $19,733,631, respectively. We did not have any other short-term investments.

As of September 30, 2022 and March 31, 2022, our current assets were $45,501,973 and $56,569,664, respectively, and our current liabilities were $22,638,860 and $17,931,086, respectively.

Cash Flows Summary

	For the Six Months Ended September 30,
	2022	2021
Net cash (used in)/ provided by operating activities	$(8,201,546)	$6,754,756
Net cash used in investing activities	(67,229)	(214,228)
Net cash provided by financing activities	1,598,574	1,971,191
Effect of exchange rate changes on cash	(1,811,034)	639,573
Net (decrease)/ increase in cash	$(8,481,235)	$9,151,292

Operating activities

Net cash used in operating activities was approximately $8.2 million for the six months ended September 30, 2022, compared to net cash provided by approximately $6.8 million for the six months ended September 30, 2021.

Net cash used in operating activities for the six months ended September 30, 2022 was mainly due to the increase of prepayments and other current assets approximately $4.4 million, accounts payable approximately $7.9 million and deferred taxes approximately $2.8 million, offset by decrease of other payables and accrued liabilities of approximately $3.7 million.

Investing activities

Net cash used in investing activities was approximately $0.1 million for the six months ended September 30, 2022, as compared to approximately $0.2 million for the six months ended September 30, 2021, due to the procurements of the equipment.

Financing activities

Net cash provided by financing activities was approximately $1.6 million for the six months ended September 30, 2022, as compared to approximately $2.0 million for the six months ended September 30, 2021.

Net cash provided by financing activities for the six months ended September 30, 2022 was mainly due to repayment to the short-term bank loans of approximately $1.0 million, offset by an approximately $1.5 million capital contribution from non-controlling shareholders and the proceeds from short-term bank loans amounted to $1.2 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Exhibits.

Exhibit	Description
99.1	Happiness Development Group Limited Unaudited Financial Results for the Six Months Ended September 30, 2022 and 2021
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Development Group Limited

Date: January 10, 2023	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer